Transmission Business
Update on
Update on
the Entergy Transmission
the Entergy Transmission
Spin-Merge Transaction into ITC
Spin-Merge Transaction into ITC
September 27, 2012
Presented by Entergy Texas
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly
Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and other filings made by
Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors
(in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on
September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings)
involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3)
failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of
ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at
www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by
calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by
calling 248-946-3000.

3 3 Agenda Agenda ITC Spin-Merge Transaction Overview Financial Flexibility Rate Effects of Spin-Merge Transaction Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Storm Response

4
The Merger Transaction –
The Merger Transaction –
End State
End State
Proposed Spin-Merge of Transmission Business
Utility
OpCos
Entergy
Wholesale
Commodities
Entergy
Shareholders
Mid South
TransCo LLC
(New Holdco)
ITC
Shareholders
ITC Merger
Sub
Transco Subs
ITC After
– Generation
– Distribution
– Retail
customer
service
Entergy Shareholders will own stock in two companies
ETR After
– Transmission
$700M
recapitalization
(pre-close)
ETR and
OpCos
reduce
debt by
$1.775B
$1.775B debt
transferred
with assets
Trust
Up to ~5%
ITC Shares
ITC
Shares
ETR
Shares
ETR
Shares
~5%
ITC Shares`
Expected closing in 2013
4

5 5 Benefits of ETR – ITC Spin-Merge Transaction ITC Spin-Merge Transaction Overview Agenda Agenda Financial Flexibility Rate Effects of Spin-Merge Transaction Approvals Required Storm Response

6
Independence
Operational
Excellence
Financial
Flexibility
and Growth
Fosters
Regional
Planning
The Merger Transaction –
The Merger Transaction –
Benefits Customers and Other Stakeholders
Benefits Customers and Other Stakeholders
•
Improves access to capital for transmission business and focuses financial resources solely on transmission system performance
•
Strengthens ability of Entergy Operating Companies to make needed investment in other areas of utility business
•
Ensures safe and reliable operations and continued strengthening of overall grid performance through ITC’s singular focus on
transmission system performance, planning and operations
•
Leverages Entergy employees’ knowledge and experience and fully utilizes Entergy’s world-class storm restoration process
•
Provides proven business model for owning and operating
transmission systems
•
Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets
•
Instills confidence in wholesale markets by encouraging greater participation and disclosure by third parties
•
Leads to a more comprehensive planning process and a broader regional view than would otherwise be possible
6

7 7 ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Financial Flexibility Rate Effects of Spin-Merge Transaction Approvals Required Storm Response

Environmental, smart grid, hardening grid, etc.
~$2.2T

1
Invest
2
Issue Debt
3
Increased Rate Base
4
Project Delays
5
Attrition (Capex > Depn)
6
Lower Share Price
7
Issue Equity
8
Dilution
9
Rate Case
10
Regulatory Lag
Regulatory / Operational Risk

8 8 8
Capital Trends –
Capital Trends –
The Industry Facing a Huge Capital Need
The Industry Facing a Huge Capital Need
Growth / Investment
Issues Facing Utility Industry
Over Next 20 Years
Generation
Transmission
Distribution
Projected Industry Capital Investments
Over Next 20 Years
$T
???
Current Market Cap
Other = 0.15
Source: Internal analysis; Bloomberg
0.3
0.7
1.0
Projected

9 9
"a sustained, collaborative and open working relationship among the principal vested interests will be critical to the execution of corporate, environmental and public policy initiatives"
"we view most favorably those commissions that establish rates that reasonably reflect the costs incurred by a utility, including a return on equity, and where timely adjustments to these rates are made to recognize changes in costs"
"public service commissions continue to be reasonably supportive despite frequently lower authorized returns."
"the real tests lie ahead, when federal environmental mandates and consequent spending requirements are more certain, when state renewable portfolio standards begin to command heightened expenditures in earnest, and when an aging infrastructure reveals its vulnerability"
Challenges
facing the
electric
utilities
industry
Addressing
challenges
Standard and Poor's Outlook – "Utility Credit Ratings Critical to Raising Capital –
Money Needed to Build Wires and Plants
Capital Trends –
Capital Trends –
Rating Agency Considerations
Rating Agency Considerations
•
"For an industry that is among the most capital-intensive in the United States, failure to maintain investment grade could have significant upward cost implications"
•
"a preference for expense deferrals may develop, and a proclivity for less competitive authorized returns will almost certainly prevail. Such a turn of events would likely result in a shift of our stable outlook on overall U.S. electric utility credit quality to negative."
Note: Comments sourced from Energy Biz article written by Richard W. Cortright, Jr., managing director in Standard & Poor's U.S. Utilities and
Infrastructure Ratings group dated Feb 07, 2012
•
•
•
•

10 10
Capital Trends –
Capital Trends –
Industry Responding with Different Approaches
Industry Responding with Different Approaches
Create larger footprint; upsize balance sheet
•
Duke / Progress
•
Northeast Utilities / NSTAR
•
PPL / LG&E
•
First Energy / Allegheny
•
Exelon / Constellation
Achieve greater certainty in regulations
•
e.g., Formula rate plans, future test years,
•
e.g., FPL Rate Hike Request
Align business model with capital needs
•
e.g., AEP TransCo
Consolidate
Build
Regulatory
Flexibility /
Certainty
Change
Business
Model
specific rider recovery, CWIP in rates, etc.

Actual
Actual
Projected
The average age of Entergy's coal plants is 30 years and its gas plants is 37 years
EEI has estimated that prospective EPA rules could increase total CapX by 30%

11 11
2015-2021 2011-2014
7.3
2007-2010
5.1
2003-2006
4.3
+19%
Capital Trends –
Capital Trends –
Rising Capital for Entergy Overall
Rising Capital for Entergy Overall
???
Effect of EPA rules?
???
Effect of EPA rules?
Infrastructure
improvements?
+43%
Note: Excludes storm CapX for historical data; ETR Utilities includes EAI, ELL, EGSL, EMI, ETI, ENOI, SERI, ESI, EOI, SFI
Entergy Utilities Capital Investment
Total Spend
($B)
Capital spending could significantly increase over the next
10 years due to the potential for new environmental
regulations and improvement of infrastructure

Capital investment in the transmission function is expected to significantly exceed depreciation expense

12 12
Capital Trends –
Capital Trends –
Rising Capital for Entergy’s Transmission Business
Rising Capital for Entergy’s Transmission Business
Entergy Projected Transmission Capital Investment
2012E-2014E
($M)
Projected
Depreciation
Expense
0
100
200
300
400
500
600
2012E 2013E 2014E

13 13 13
Capital Trends –
Capital Trends –
~$3.2B Spent on Major Storms from 2005-2010
~$3.2B Spent on Major Storms from 2005-2010
Event Year Spend ($M)
Hurricane Katrina 2005 1,099
Hurricane Rita 2005 645
Hurricane Gustav 2008 680
Hurricane Ike 2008 625
Ice Storm EAI 2009 2009 119
Ice Storm EAI Jan 2010 2010 13
In the past, ETR
utilities have had to
effectively respond
to major storms
which have required
unplanned capital
expenditures
~$3.2 billion over
2005-2010
Strong balance sheet and credit ratings critical for quickly mobilizing capital and resources to respond to emergencies
1. Includes capital and O&M spend
Note: 2011 CapX estimated to be $1.94B. 2011 capital spend related to major storms was  $112M
1

14
2015-2021 2011-2014 2007-2010 2003-2006
Note: Excludes storm CapX for historical data
Capital spending could significantly increase over the next
10 years due to the potential for new environmental
regulations and Entergy’s infrastructure
Capital Trends –
Capital Trends –
Rising Capital for ETI
Rising Capital for ETI
ETI Capital Investment
Total Spend
($M)
822
573
587
-2%
???
Effect of EPA rules?
???
Effect of EPA rules?
Infrastructure
improvements?
+44%
14

Financial Flexibility ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Storm Response Rate Effects of Spin-Merge Transaction Approvals Required 15

16 16
Storm Response –
Storm Response –
Utilizing Best Practices
Utilizing Best Practices
ETR System Incident
Commander (SIC)
John Mullins
ITC System Incident
Commander (SIC)
System Section
Chiefs
System Planning
Chief
Supply Chain
Operations
Resource
Logistics
Administration
Planning Support
Branch Director
Restoration
Prioritization
Risk Analysis
Situation Branch
ITC Storm
Response
Organization
ITC-ETR
liaison
(New
position)
ITC Technical/Management
employee assigned to
ETR storm response
center in Jackson
Preliminary pre-design phase vision
Final design scheduled 9/2012
ITC employee
ETR employee
Functional Incident
Commanders
(ex. Fossil, Distribution,
Nuclear, Gas)
Storm response organization will be modified to ensure
close coordination and interaction between Entergy and ITC
16

17 17 Storm Response Financial Flexibility ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Rate Effects of Spin-Merge Transaction Approvals Required

18 18 18
Rate Effects –
Rate Effects –
Significant Variability in Average Residential Bills
Significant Variability in Average Residential Bills
Illustrative
Note: Residential bills are the average of the Typical Monthly Bills in that year for a residential customer using 1,000 kWh, excluding taxes
Source: Entergy Regulatory Services, Typical Bill Report
Henry Hub
Gas Index
($/mmBtu)
2.7 3.1 5.4 5.9 8.3 6.5 6.9 9.0 3.8 4.4 4.0
Henry Hub Gas Index
$/mmBtu
ETI Avg. Monthly Residential Bill –
1,000 kWh
($)
Henry Hub Gas Index
Yearly variation between $2 and $17 over 2001-2011
150
100
50
0
15
10
5
0
2011
108.73
2010
98.06
2009
103.32
2008
113.06
2007
107.24
2006
116.92
99.77
2004
86.55
2003 2005 2002
75.72
2001
89.41
88.24
4% reduction in customer
bills since 2008
-1.69
(-2%)
+17.15
(+17%)
-4%
ETI Avg. Monthly Residential Bill-
1,000 kWh($)

19 19
Rate Effects –
Rate Effects –
Transmission ~5.8% of Typical ETI Customer Bill
Transmission ~5.8% of Typical ETI Customer Bill
Typical ETI Customer Bill
Transmission
Non-Transmission
Note: Average of January 2011 – December 2011 typical bills for a residential customer using 1,000 kWh per month; non-transmission portion of monthly bill includes fuel and portions of the fixed customer charge and energy charge allocated to generation and distribution functions, as well as the inclusion of various riders.
5.8%
94.2%

•
Transition from current retail rate construct to FERC-regulated rate construct expected for ITC
•
Analysis assumes MISO base ROE for Entergy transmission business
(12.38%) and capital structure currently utilized by ITC operating companies
(60% equity/40% debt)
•
Benefits of credit quality improvement resulting from transition to FERC-
regulated rate construct partially offset ROE and capital structure impacts
Rate Effects –
Rate Effects –
Split into Rate Construct, Rate Timing and
Split into Rate Construct, Rate Timing and
Other Effects for Retail Customers
Other Effects for Retail Customers
WACC
Effects
Rate
Timing
Effects
•
Forward Test Year: Eliminates regulatory lag in recovery of capital investments
•
On- time impact of conversion to forward test year
•
Reflects amounts that would have been collected in future years
•
MSS-2 construct eliminated post transaction
•
Current estimation reflects effect of paying load ratio share of Transmission cost factoring in zonal investment and retail share of Transmission investments
Net Other
Effects
20

21 21 21
Rate Effects –
Rate Effects –
No
No
Increase
Increase
Expected
Expected
in
in
Typical
Typical
ETI
ETI
Customer
Customer
Bill
Bill
Illustrative
*Refer to previous slide where rate construct and other assumptions are detailed
Note: Contents exclude estimated
one-time rate timing effect of
$0.37 in 2014 due to
conversion to forward test
year – reflects amounts that
would have been collected in
future years
40
20
140
0
2014
WACC Effects
~0.52
Illustrative Bill
if ETR owns
T assets –
status quo
108.73
~(0.21)
(0.2)%
Illustrative Bill
if ITC owns
T assets –
post-transaction
~108.52
2014
Net Other Effects
~(0.73)
80
60
ETI Residential Bill – 1,000 kWh
($)
120
100
Note: $108.73 is the average of the 2011 Typical Monthly Bill for a residential customer using 1,000 kWh, excluding taxes. Calculation is indicative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include rate timing effects such as adoption of forward test year.
Over the long term, customer
bill effects expected to be
mitigated by...
Enhanced Financial
Flexibility
Reliability, System
Performance, Scale
efficiencies etc.
Independent and
transparent ITC model,
which supports robust
markets and competition
Operational  Excellence

22 22 22
Illustrative
Over the long term, customer
bill effects expected to be
mitigated by...
•
Enhanced Financial
Flexibility
•
Operational Excellence
– Reliability, System
Performance, Scale
Efficiencies, etc.
•
Independent and
transparent ITC model,
which supports robust
markets and competition
Note: Contents exclude estimated
one-time rate timing effect of
$228.18 in 2014 due to
conversion to forward test
year – reflects amounts that
would have been collected in
future years
ETI LIPS Bill – 5,000 kW, 80% Load Factor
($)
170,000
168,000
166,000
164,000
162,000
4,000
2,000
0
~0.46
0.0%
Illustrative Bill
if ITC owns
T assets –
post-transaction
~166,962.81
2014
Net Other Effects
~(451.91)
2014
WACC Effects
~452.37
Illustrative Bill
if ETR owns
T assets –
status quo
166,962.35
Note: Illustrative bill is the average of the 2011 Typical Monthly Bills for a Large Industrial Power Service (LIPS) customer using 5,000 kW at an
80% Load Factor, excluding taxes. Calculation indicative and illustrative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include effects of any future potential changes in fuel prices, rate cases between now and transaction close date, or rate timing effects such as adoption of Forward Test Year or modified depreciation schedules.
Rate Effects –
Rate Effects –
ETI Typical LIPS Bill Unaffected As Well
ETI Typical LIPS Bill Unaffected As Well

23 23 Storm Response Financial Flexibility ITC Spin-Merge Transaction Overview Agenda Agenda Benefits of ETR – ITC Spin-Merge Transaction Approvals Required Rate Effects of Spin-Merge Transaction

24 24
Pathway to Completion –
Pathway to Completion –
Required Approvals
Required Approvals
Authority Requirements
Entergy retail
regulators
•
Change of control of transmission assets
•
Affiliate transaction approvals related to steps in the spin / merge
•
Authorization to incur debt in some jurisdictions
FERC
•
Change of control of transmission assets (203 filing)
•
Acceptance of jurisdictional agreements (205 filing)
•
Authorization to assume debt / issue securities (204 filings)
•
Changes to System Agreement to remove provisions related to transmission planning and equalization
•
ITC filing to establish new rate tariffs for the ITC operating companies
Nuclear Regulatory
Commission
•
Required for internal corporate reorganization in connection with spin-merge, and to satisfy license conditions
Hart-Scott-Rodino
Act
•
Pre-merger notification to review potential antitrust and competition issues
IRS
•
Private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of Transco are met
Securities and
Exchange
Commission
•
ITC Form S-4 and Proxy Statement (including audited Transco financial statements and disclosures), and
•
Transco Registration Statement
ITC shareholders Approvals required for:
•
Merger,
•
Issuance of shares to ETR shareholders, and
•
Amendment to ITC charter to increase authorized number of shares